082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

November 3, 2008

08005758

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report of a senior office holder who ceased to hold a position (Arie Heiweil as CEO of Leumi Card Ltd.), dated November 2, 2008; and an Immediate Report on the cancellation of a transaction for the sale of shares in "Hot," dated November 2, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
NOV 13 2008
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11/7

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 November 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following a filing of this kind, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Arie
   Surname: Heilweil
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 010913226
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: CEO of Leumi Card Ltd.

3. Date on which tenure ceased or will cease: 30 October 2008.
   Date on which tenure began: 1 April 2000

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Death

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: 30 October 2008 at 20:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 November 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Cancellation of Transaction for the Sale of Shares in "Hot"

Further to the Immediate Reports of Bank Leumi le-Israel B.M (the "Bank") of 17 April 2008, 4 May 2008, 12 August 2008 and 2 October 2008, the Bank announces that on 30 October 2008 the Bank received a notice from Netvision Ltd. (the "Company") regarding cancellation of the agreement for the purchase of shares in Hot – Communications Systems Ltd. held by the Bank, in light of the fact that the permits required by law for the completion of the purchase had not been received by the final date set for completion of the transaction.

Date and time at which the corporation first became aware of the event or matter: 30 October 2008 at 16:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END